Exhibit 10.1

Certain identified information in this document has been excluded because it is both (i) not material and (ii) would likely cause competitive harm if publicly disclosed. [***] indicates where such information has been omitted.

LICENSE AND COLLABORATION AGREEMENT

This License and Collaboration Agreement (the “Agreement”) is entered into as of January 7, 2020 (the “Effective Date”) by and between Grifols, S.A., a company (sociedad anónima) organized under the laws of Spain having a principal place of business at Avinguda de la Generalitat, 152, Parc empresarial Can Sant Joan, 08174 Sant Cugat del Vallès, Barcelona, Spain (“Grifols”), and Savara Inc., a Delaware corporation, and its affiliates (collectively, “Savara”). Grifols and Savara may each be referred to as a “Party” or collectively as the “Parties”.

RECITALS

Whereas, Grifols intends to acquire certain technology and intellectual property, including technology and intellectual property related to inhaled ciprofloxacin and is willing to license such technology to Savara, and Savara desires to accept such license (the “License”);

Whereas, Grifols and Savara desire to enter into this License for purposes of the development and commercialization of products using inhaled ciprofloxacin for the treatment and prevention of respiratory diseases in accordance with the terms and conditions set forth herein;

Whereas, on May 16, 2019, Grifols and Savara entered into a Letter of Intent and on September 27, 2019 amended and extended it (collectively, the “Letter of Intent”), pursuant to which, in connection with the License and upon the Effective Date of this Agreement, Savara agreed to issue to Grifols one million (1,000,0000) shares of Savara common stock (the “Common Stock”) and pay three million dollars ($3,000,000) to Grifols;

Whereas, as a condition precedent to the effectiveness of this Agreement, Grifols and Aradigm Corporation, a California corporation (“Aradigm”), shall execute and close an Asset Purchase Agreement (the “Asset Purchase Agreement”), subject to the approval of the United States Bankruptcy Court for the Northern District of California (the “Bankruptcy Court Approval”), by which Grifols shall purchase all of the assets, personal and mixed, tangible and intangible owned by Aradigm (other than the Excluded Assets (as defined therein)), on the terms and conditions set forth in the Asset Purchase Agreement and in accordance with Sections 105, 363(b), 363(f), and 365 and other applicable provisions of Chapter 11 of Title 11 of the United States Code, 11 U.S.C. §§ 101 et seq; and

Now, Therefore, in consideration of the foregoing premises and the mutual promises, covenants and conditions contained in this Agreement, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

The terms in this Agreement with initial letters capitalized, whether used in the singular or the plural, shall have the meaning set forth below or, if not listed below, the meaning designated elsewhere in this Agreement (and derivative forms of them shall be interpreted accordingly). The terms “include,” “includes,” “including” and derivative forms of them shall be deemed followed by the phrase “without limitation” regardless of whether such phrase appears there (and with no implication being drawn from its inconsistent inclusion or non-inclusion).

1.1 “AAA” has the meaning set forth in Section 12.3.

1.2“Additional Licensed Product” means each Licensed Product elected by Savara to be Developed for an Additional Indication pursuant to Section 4.1.

1.3“Additional Development Plan” has the meaning set forth in Section 4.1.

1.4“Additional Indications” means cystic fibrosis, non-tuberculosis mycobacteria, chronic obstructive pulmonary disease, and/or a bio-defense application, or any additional indication proposed by Savara in accordance with Section 4.1.

1.5“Affiliate” means, with respect to a Person, any Person that controls, is controlled by or is under common control with such first Person. For purposes of this definition only, “control” means (a) to possess, directly or indirectly, the power to direct the management or policies of a Person, whether through ownership of voting securities, by contract relating to voting rights or corporate governance or otherwise, or (b) to own, directly or indirectly, fifty percent (50%) or more of the outstanding securities or other ownership interest of such Person. For the purposes of this Agreement, neither Party shall be considered an Affiliate of the other, and the Affiliates of each Party shall not be considered Affiliates of the other Party or of any of such other Party’s Affiliates.

1.6“Agreement” has the meaning set forth in the Preamble.

1.7“Aradigm” has the meaning set forth in the Recitals.

1.8“Asset Purchase Agreement” has the meaning set forth in the Recitals

1.9“Auction” has the meaning set forth in Section 8.4(a).

1.10“Audited Party” has the meaning set forth in Section 6.8a

1.11“Auditing Party” has the meaning set forth in Section 6.8.

1.12“Bankrupt Party” has the meaning set forth in Section 11.5.

1.13“Bankruptcy Code” has the meaning set forth in Section 11.5.

1.14“Bankruptcy Court” has the meaning set forth in Section 8.4(a).

1.15“Bankruptcy Court Approval” has the meaning set forth in the Recitals.

1.16“Bid Deadline” has the meaning set forth in Section 8.4(a).

1.17“[***]” has the meaning set forth in [***].

1.18“Budget” has the meaning set forth in Section 3.1.

1.19“Business Day” means any day (other than a Saturday, Sunday or a legal holiday) on which banks are open for general business in Barcelona, Spain and New York, New York, United States of America.

1.20“Claims” has the meaning set forth in Section 9.1.

1.21“Commercialization Plan” has the meaning set forth in Section 5.2.

1.22“Commercialization Records” has the meaning set forth in Section 5.4.

1.23“Commercialize” or “Commercialization” means to manufacture commercial supplies, market, promote, sell, offer for sale and/or distribute.

1.24“Common Stock” has the meaning set forth in the recitals.

1.25“Compound” means ciprofloxacin in a liposomal formulation and/or Free Ciprofloxacin, and any improvements and enhancements to such formulations, and any other modifications and derivatives thereto.

1.26“Confidential Information” of a Party means any and all information of a confidential or proprietary nature disclosed by such Party to the other Party under this Agreement, whether in oral, written, graphic or electronic form.

1.27“Control” means, with respect to any particular Know-How or Patent, that a Party (a) owns or (b) has a license (other than a license granted to such Party under this Agreement) to such Know-How or Patent and, in each case, has the ability to grant to the other Party access, a license, or a sublicense (as applicable) to such Know-How or Patent on the terms and conditions set forth in this Agreement without violating the terms of any then-existing agreement or other arrangement with any Third Party.

1.28“Cover” means, with respect to a particular item and a particular Patent, that such Patent claims or covers, in any of the countries of manufacture, use, and/or sale, (a) the composition of such item, any of its ingredients or formulations or any product containing or that is made using such item (by virtue of such product containing or being made using such item); (b) a method of making or using any of the foregoing things referred to in (a); (c) an item used or present in the manufacture of any of the foregoing things referred to in (a); and/or (d) the method by which such item was discovered or identified, or another item present during or used in such method.

1.29“Develop” or “Development” means activities that relate to obtaining Regulatory Approval of a Licensed Product, including manufacturing of the Licensed Product for clinical supplies, quality control, preclinical testing, toxicology testing, clinical trials, and preparation and submission of applications for obtaining Regulatory Approval of a Licensed Product. Development shall exclude Commercialization and the building of commercial inventory of a Licensed Product.

1.30“Development Costs” means the out-of-pocket and internal costs and expenses associated with particular Development activities through the submission and approval of an application for obtaining Regulatory Approval of such Licensed Product, as set forth from time to time in the Development Plan. Such costs and expenses shall include, without limitation, reimbursement of fully-burdened FTEs (including overhead), all expenditures arising from or relating to the supply of clinical product, all expenditures arising from or relating to any clinical trials, the preparation and submission of applications for obtaining Regulatory Approval, and any other expenses or direct payments to consultants, contractors, service providers and other Third Parties arising directly from or relating directly to the Development Plan.

1.31“Development Plan” means the plan set forth on Exhibit B (as may be amended in accordance with the terms hereof) setting forth the activities to be conducted to Develop the Compound for the Initial Indication in accordance with the terms of ARTICLE 3.

1.32“Development Records” has the meaning set forth in Section 3.4.

1.33“Diligent Efforts” means, with respect to a Party’s obligations under this Agreement, the carrying out of such obligations with a level of effort and resources consistent with those commercially reasonable efforts and practices of a company comparable with such Party under the circumstances.

1.34“Dollar” or “$” means a USA dollar.

1.35“Effective Date” has the meaning set forth in the Preamble.

1.36“EMA” means the European Medicines Agency or any successor entity.

1.37“EU” or “European Union” means the European Union member states as then constituted, plus the United Kingdom, regardless of whether the United Kingdom is a European Union member state at such time. As of the Effective Date, the European Union member states are Austria, Belgium, Bulgaria, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, and the United Kingdom.

1.38“Event of Bankruptcy” has the meaning set forth in Section 11.5(a).

1.39“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.40“Executive Officer” means, with respect to Grifols, its Chief Executive Officer, and with respect to Savara, its Chief Executive Officer or his designee.

1.41“FD&C Act” means the USA Federal Food, Drug and Cosmetic Act, as amended.

1.42“FDA” means the USA Food and Drug Administration or any successor entity.

1.43“Field” means all uses.

1.44“First Commercial Sale” means, with respect to a Licensed Product, the first sale, transfer or disposition for value to a Third Party of such Licensed Product in a given regulatory jurisdiction after Regulatory Approval has been obtained in such jurisdiction.

1.45“Free Ciprofloxacin” means ciprofloxacin that is not encapsulated in liposomes.

1.46“Grifols” has the meaning set forth in the Preamble.

1.47“Grifols Breach” has the meaning set forth in Section 11.4(a).

1.48“Grifols Indemnitees” has the meaning set forth in Section 9.2.

1.49“Grifols Know-How” means all Know-How Controlled by Grifols as of the Effective Date or during the Term, to the extent it is necessary for, and actually used by Grifols in, the Development of the Licensed Products.

1.50“Grifols Patents” means all Patents Controlled by Grifols as of the Effective Date or during the Term which Cover the Licensed Products, including the Patents listed in Exhibit A. For the avoidance of doubt, “Grifols Patents” shall include all Patents Controlled by Grifols which Cover Lipoquin®, Free Ciprofloxacin, and Pulmaquin® (and any derivatives, analogs, homologs, and isomers, including constitutional and structural isomers, stereroisomers, including diastereomers, regioisomers, geometric isomers, enantiomers, cis/trans isomers, conformers, and rotamers; of ciprofloxacin, contained therein; and formulations or other dosage forms and delivery systems thereof).

1.51“Grifols Technology” means the Grifols Know-How and the Grifols Patents.

1.52“Governmental Authority” means any multi-national, federal, regional, state, local, municipal, provincial or other governmental authority of any nature (including any governmental division, prefecture, subdivision, department, agency, bureau, branch, office, commission, council, court or other tribunal).

1.53“Group” shall mean any group of Persons formed for the purpose of acquiring, holding, voting, disposing of or beneficially owning equity securities, which group of Persons would be required under Section 13(d) of the Exchange Act to file a statement on Schedule 13D pursuant to Rule 13d-1(a) or a Schedule 13G pursuant to Rule 13d-1(c) with the Securities and Exchange Commission as a “person” within the meaning of Section 13(d)(3) of the Exchange Act if such group beneficially owned equity securities representing more than 5% of any class of equity securities then outstanding.

1.54“Indemnified Party” has the meaning set forth in Section 9.3.

1.55“Indemnifying Party” has the meaning set forth in Section 9.3.

1.56“Infringement” has the meaning set forth in Section 7.2(a).

1.57“Initial Indication” means the treatment of one of the following with the Licensed Product: (i) non-cystic fibrosis bronchiectasis, or (ii) pulmonary infections associated with non-cystic fibrosis bronchiectasis.

1.58“Know-How” means all technical information and know-how, including inventions, discoveries, trade secrets, specifications, instructions, processes, formulae, expertise, materials, methods, protocols and other technology applicable to formulations, compositions or products or to their manufacture, development, registration, use or marketing or processes for their manufacture, formulations containing them or compositions incorporating or comprising them, and including all biological, chemical, pharmacological, biochemical, toxicological, pharmaceutical, physical and analytical, safety, quality control, manufacturing, preclinical and clinical data, instructions, processes, formula, and expertise owned or controlled by Grifols, or any of its contracted sublicensees, subcontractors, distributors, development partners, manufacturing suppliers and other Third Parties, as of the effective date of this Agreement that are necessary or useful for the development or commercialization of the Products, including the Know-How at one time held by Aradigm Corporation (excluding Excluded Assets, as defined in the Asset Purchase Agreement).

1.59“Laws” means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of any federal, national, multinational, regional, state, provincial, county, city or other political subdivision, domestic or foreign, including common law.

1.60“Letter of Intent” has the meaning set forth in the Recitals.

1.61“Liabilities” has the meaning set forth in Section 9.1.

1.62“License” has the meaning set forth in the Recitals.

1.63“Licensed Product” means any pharmaceutical preparation containing the Compound and includes any Additional Licensed Product.

1.64“Licensed Rights” means the rights granted to Savara by Grifols to the Grifols Technology under Section 2.1(a).

1.65“Lipoquin®” means the Licensed Product that is a liposomal formulation without Free Ciprofloxacin trademarked “Lipoquin®”.

1.66“Milestone Event” has the meaning set forth in Section 6.2.

1.67“Milestone Payment” has the meaning set forth in Section 6.2.

1.68“NCFB” has the meaning set forth in Section 6.2.

1.69“NDA” means a New Drug Application, as defined in the FD&C Act, as amended, and applicable regulations promulgated thereunder by the FDA, and the equivalent application to the equivalent agency in any other regulatory jurisdiction.

1.70“Net Sales” means, with respect to any Licensed Product, the gross amounts received by a Party and its Affiliates and their respective licensees and sublicensees for the sale, transfer, or other disposition of such Licensed Product, to Third Parties less the following deductions to the extent reasonable and customary and actually allowed and taken with respect to such sale, transfer or other disposition:

(a)reasonable cash, trade or quantity discounts, charge-back payments, and rebates actually granted to trade customers, managed health care organizations, pharmaceutical benefit managers, group purchasing organizations and national, state, or local government;

(b)credits, rebates or allowances actually allowed upon prompt payment or on account of claims, damaged goods, rejections or returns of such Licensed Product, including in connection with recalls;

(c)freight, postage, shipping, transportation and insurance charges, in each case actually allowed or paid for delivery of such Licensed Product; and

(d)taxes (other than income taxes), duties, tariffs or other governmental charges levied on the sale of such Licensed Product, including VAT, excise taxes and sales taxes.

Notwithstanding the foregoing, amounts received or invoiced by a Party, its Affiliates or their licensees or sublicensees for the sale of such Licensed Product, to Affiliates, licensees or sublicensees shall not be included in the computation of Net Sales hereunder. For the purposes of determining Net Sales, a Licensed Product shall be deemed to be sold when payment has been received by Savara or its Affiliates or Grifols, as applicable, for such Licensed Product. Net Sales shall be accounted for in accordance with the International Financial Reporting Standards, consistently applied in such country in the Territory. For clarity, a particular deduction may only be accounted for once in the calculation of Net Sales.

With respect to any sale of any Licensed Product, in a given country for consideration other than monetary consideration, for the purposes of calculating the Net Sales under this Agreement, such Licensed Product, shall be deemed to be sold exclusively for money at the average Net Sales price charged to Third Parties for cash sales in such country during the applicable reporting period (or if there were only de minimis cash sales in such country, the average Net Sales price charged to Third Parties for cash sales in all countries in the Territory during the applicable reporting period).

1.71“Non-Bankrupt Party” has the meaning set forth in Section 11.5.

1.72“Party” or “Parties” has the meaning set forth in the Preamble.

1.73“Patents” means, collectively, (a) pending patent applications (and patents issuing therefrom), issued patents, regional patents, utility models and designs; and (b) reissues, divisions, substitutions, confirmations, renewals, extensions, provisionals, registrations, validations, re-examinations, additions, continuations, continued prosecution applications, continuations-in-part, divisionals, or any Supplementary Protection Certificates or restoration of patent terms of or to any patents, patent applications, utility models or designs.

1.74“Person” means an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture or other similar entity or organization, including a government or political subdivision, department or agency of a government.

1.75“Product Marks” has the meaning set forth in Section 7.5(a).

1.76“Publication” has the meaning set forth in Section 10.5.

1.77“Pulmaquin” means Grifols’ proprietary inhaled liposomal and Free Ciprofloxacin product, comprising a mixture of Lipoquin® with unencapsulated ciprofloxacin. Pulmaquin® is also known as “Apulmiq®” and “Linhaliq®”.

1.78“Qualified Bid” has the meaning set forth in Section 8.4(a).

1.79“Regulatory Approval” means all approvals necessary for the commercial sale of a Licensed Product for any indication in a given country or regulatory jurisdiction in the Territory, which shall include satisfaction of all applicable regulatory and notification requirements, but which shall exclude any pricing and reimbursement approvals.

1.80“Regulatory Authority” means the FDA or any corollary agency involved in granting Regulatory Approval in any other country or jurisdiction in the Territory, including the EMA in the EU.

1.81“Regulatory Materials” means regulatory applications, submissions, notifications, communications, correspondence, registrations, Regulatory Approvals and/or other filings made to, received from or otherwise conducted with a Regulatory Authority in order to Develop, manufacture, market, sell or otherwise Commercialize a Licensed Product in a particular country or jurisdiction.

1.82“Remedial Action” has the meaning set forth in Section 4.5.

1.83“Revenue” has the meaning set forth in Section 7.2(e).

1.84“Royalty Term” has the meaning set forth in Section 6.4(c).

1.85“Savara” has the meaning set forth in the Preamble.

1.86“Savara Indemnitees” has the meaning set forth in Section 9.1.

1.87“Savara Sublicense Agreement” has the meaning set forth in Section 2.2(a).

1.88“Submission Date” means the date that an NDA for a Licensed Product is submitted to a Governmental Authority in the Territory.

1.89“Term” has the meaning set forth in Section 11.1.

1.90“Termination Fee” has the meaning set forth in Section 11.6.

1.91“Territory” means the entire world.

1.92“Third Party” means any Person not including the Parties or the Parties’ respective Affiliates.

1.93“USA” means the United States of America, including all possessions and territories thereof.

1.94“Valid Claim” means a claim of a Patent within the Grifols Patents, which claim is pending and has not been finally abandoned or finally rejected or is issued and unexpired and has not been found to be unpatentable, invalid or unenforceable by a court or other authority having jurisdiction, from which decision no appeal is taken, shall be taken or can be taken.

ARTICLE 2

LICENSES

2.1License to Savara.

(a)Subject to the terms and conditions of this Agreement, Grifols hereby grants to Savara, during the Term, an exclusive, royalty-bearing license, with the right to sublicense, solely as provided in Section 2.2, under the Grifols Technology, to make, have made, use, Develop, import and export, supply, offer for sale, and sell or otherwise Commercialize Licensed Products in the Field and in the Territory.

(b)Savara shall not, and shall ensure that its Affiliates and sublicensees do not, use or practice any Grifols Technology outside the scope of the license granted to it under this Section 2.1.

2.2Savara Sublicense Rights.

(a)Savara shall have the right to (i) grant sublicenses of the licenses granted in Section 2.1 to its Affiliates or Third Parties, and (ii) allow such Affiliates or Third Parties to grant further sublicenses through multiple tiers, in each case solely as set forth in this Section 2.2 (each such sublicense, a “Savara Sublicense Agreement”). Savara shall remain responsible for all of its sublicensees’ activities with respect to such sublicenses and any and all failures by its sublicensees to comply with the applicable terms of this Agreement. For the avoidance of doubt, and notwithstanding anything to the contrary in Section 10.2, Savara shall include in each Savara Sublicense Agreement a provision that prohibits such sublicensee from challenging the validity of the Grifols Patents.

(b)Savara shall, within thirty (30) days after granting any Savara Sublicense Agreement, notify Grifols of the grant of such sublicense and provide Grifols a copy of each Savara Sublicense Agreement. Each Savara Sublicense Agreement shall (i) be consistent with the terms and conditions of this Agreement and Savara shall include in such sublicense provisions that require the sublicensee to be, and to require any further sublicensee to be, bound by and subject to all applicable terms and conditions of this Agreement in the same manner and to the same extent as Savara is bound thereby, or (ii) otherwise include terms that are mutually agreed upon by the Parties.

2.3Third Party Licenses.

(a)Licensed Product in the same form and formulation as of the Effective Date. Savara shall be responsible for entering into (and/or maintaining) any necessary Third Party licenses and [***] percent ([***]%) of any related payment obligations and Grifols shall be responsible for [***] percent ([***]%) of such payment obligations, to Third Parties to allow Savara to use the Licensed Rights in connection with the Licensed Product in the same form and formulation existing as of the Effective Date; provided, that Savara, prior to the execution of any such Third Party license, shall provide Grifols a draft of such Third Party license and Grifols shall have the right to provide comments, which Savara shall reasonably consider in good faith.  Grifols’ payment obligations as provided hereunder shall be satisfied by deducting such amounts from the royalty payments next payable to Grifols pursuant to Section 6.4 (but Savara may not deduct same against Milestone Payments); provided, that any such deduction shall not exceed [***] percent ([***]%) of any royalty payment due and payable to Grifols. Savara may carry forward to future royalty periods any unused deduction due to the [***] percent ([***]%) floor until all deductions Savara is eligible for are exhausted.   Savara acknowledges that no Third Party rights are included in the Licensed Rights.

(b)Changes to the Licensed Product during the Term. The responsibility, necessity and handling of any Third Party license required as a result of improvements or changes to any Licensed Product or the Development of an Additional Licensed Product, in each case, requested or proposed by Savara and conducted pursuant to an Additional Development Plan, shall lie with Savara, provided that the costs associated with any such requirements shall be the responsibility of Savara.

2.4Transfer and Assignment of Rights to Savara.

(a)In connection with the license described in Section 2.1(a), Grifols shall (i) transfer (including assignment where appropriate, required by applicable law, or consistent with the Asset Purchase Agreement or this Agreement) (A) all Grifols Technology and (B) all Purchased Assets, as such term is defined in the Asset Purchase Agreement, that are necessary or useful for Savara to exercise its rights under this Agreement, including, without limitation, its rights under Section 2.1(a), in each of (A) and (B) above as acquired from Aradigm pursuant to the Asset Purchase Agreement to Savara, following the closing of the Asset Purchase Agreement, and (ii) shall obtain the consents or approvals necessary for such transfer, including, without limitation, the consents or approvals with respect to Savara to the same extent such consents or approvals were required to be obtained with respect to Grifols as set forth on Schedule 3.02(a)(ix) of the Asset Purchase Agreement.

(b)For the avoidance of doubt, under the license described in Section 2.1(a), all Grifols Know-How acquired from Aradigm, pursuant to the Asset Purchase Agreement, shall be transferred (including execution of all necessary signatures and transfer approvals) to Savara within sixty (60) days of the closing of the Asset Purchase Agreement.

(c)In addition, to the extent permitted by Law and also under the license described in Section 2.1(a), Regulatory Materials, acquired from Aradigm, pursuant to the Asset Purchase Agreement, shall be transferred to Savara within sixty (60) days of the closing of the Asset Purchase Agreement, or as soon as practicable, and if not permitted by law, that a right of reference be granted to Savara to the extent applicable Law permits grant and use of a right of reference.

(d)Also, following closing of the Asset Purchase Agreement, as part of the license described in Section 2.1(a), Grifols shall provide to Savara technology transfer/transition services, at Savara’s cost, in regards to any Grifols Technology acquired from Aradigm or any of its contracted sublicensees, subcontractors, distributors, development partners, manufacturing suppliers and other Third Parties, pursuant to the Asset Purchase Agreement.

2.5Grifols Retained Rights. All rights, licenses, benefits and privileges not expressly granted to Savara hereunder are reserved by Grifols.

ARTICLE 3

DEVELOPMENT

3.1Development Plan. Attached hereto as Exhibit B is the initial Development Plan, setting forth the activities to be conducted by Savara to Develop a Licensed Product for the Initial Indication, and a detailed budget (the “Budget”) of the Development Costs allocated to such Development and each such activity, including, but not limited to the status of financing the Development of such Licensed Product for the Initial Indication. From time to time throughout the Development of such Licensed Product for the Initial Indication, Savara may revise the Development Plan in its sole and absolute discretion, to reflect additional or different activities which are appropriate in light of the prior Development, and to reflect any changes in the cost of conducting such revised Development activities, provided it uses Diligent Efforts to Develop Licensed Products.

3.2Development Responsibility. Savara shall have sole responsibility for Developing (i) a Licensed Product for the Initial Indication in commercially reasonable accordance with the Development Plan and (ii) any Additional Licensed Product for an Additional Indication, elected by Savara pursuant to Section 4.1.

3.3Development Costs.  Savara shall have the sole responsibility for all Development Costs, in connection with any Licensed Product, including a Licensed Product for the Initial Indication and any Additional Licensed Product for an Additional Indication.

3.4Records and Reports. Savara shall maintain complete, current and accurate records of (i) all work conducted by it, its Affiliates or sublicensees under the Development Plan or any Additional Development Plan; (ii) all data, Know-How and Patents resulting from such work; and (iii) all Development Costs incurred in connection therewith (collectively, the “Development Records”). Within ten (10) days of the end of each calendar quarter during the Term, Savara shall provide Grifols with written reports, in a form to be reasonably approved by Grifols, detailing all Development Records for such calendar quarter; provided, that Grifols may request up to two (2) additional Development Records from Savara and Savara shall produce such Development Records in any calendar year. The Parties shall review all such reports on a quarterly basis.

3.5Subcontracts. Savara may perform any of its Development obligations under this Agreement through its Affiliates and through one or more subcontractors or consultants, provided that (a) Savara remains responsible for the work allocated to such Affiliates, subcontractors and consultants to the same extent it would if it had done such work itself, (b) the Affiliate or subcontractor (as the case may be) undertakes in writing obligations of confidentiality and non-use regarding Confidential Information, that are substantially the same as those undertaken by the Parties pursuant to ARTICLE 11 hereof.

ARTICLE 4

REGULATORY MATTERS

4.1Regulatory Activities. Savara shall be responsible for conducting all Development activities related to regulatory filings for the Initial Indication and any Additional Indications in the USA and the EU and shall use Diligent Efforts to obtain and support Regulatory Approval for such Initial Indication and any Additional Indications of the Licensed Product in the USA and the EU.  Subject to Section 13.2 of this Agreement, Savara shall conduct a new Phase 3 clinical trial (as that term is defined in 21 C.F.R. §312.21(c)) on the Initial Indication and complete such Phase 3 clinical trial – and the results of that Phase 3 clinical trial made available to Grifols – within five (5) years from the Effective Date of this Agreement.  Notwithstanding the foregoing, if such Phase 3 clinical trial is “on-going” on the fifth (5th) anniversary of the Effective Date and Savara, in accordance with this Section 4.1, has used Diligent Efforts to conduct such Phase 3 clinical trial, such period shall be extended for as long as is reasonably necessary to complete such Phase 3 clinical trial, with such additional period to not to exceed two (2) years.  For the purposes of the preceding sentence, a Phase 3 clinical trial shall be “on-going” if such Phase 3 clinical trial has already concluded the enrollment of subjects in such trial or enrolled at least two hundred (200) subjects in such trial.  In addition, Savara shall be responsible, for submitting the NDAs for all Licensed Products in such other countries selected by Savara, provided that Savara shall use Diligent Efforts to submit NDAs to the FDA in the USA and to the EMA in the EU for the Initial Indication in accordance with this Agreement.  In all countries in the Territory, Savara shall be solely responsible for all regulatory matters and for maintaining all NDAs and other regulatory approvals.  Savara shall use Diligent Efforts to file and, subject to Section 11.6, Savara shall own all right, title and interest in all Regulatory Materials designed to obtain or support such Regulatory Approval.  If any Regulatory Authority requires Grifols consent or participation or otherwise seeks to inquire with Grifols with respect to any Regulatory Approval of a Licensed Product, then Savara hereby grants to Grifols effective on the date of Savara’s written notification from such Regulatory Authority of such requirement or inquiry, an exclusive, fully-paid license to use the Regulatory Materials in the Territory solely as necessary to respond to such Regulatory Authority.

4.2Regulatory Reports; Meetings with Regulatory Authorities. Savara shall keep Grifols informed of material regulatory developments relating to Licensed Products in the Territory.

4.3Regulatory Costs. Savara shall be solely responsible for all costs and expenses incurred by either Party in the preparation, filing and maintenance of all Regulatory Materials and Regulatory Approvals for Licensed Products in the Territory. The costs and expense for such preparation and filing activities conducted by Savara, to the extent such activities are Development activities for the Initial Indication of the Licensed Product in the USA and EU, are to be included as part of the Development Costs.

4.4Notification of Threatened Action. Each Party shall immediately notify the other Party of any information it receives regarding any threatened or pending action, inspection or communication by or from any Third Party, including a Regulatory Authority, which may affect the Development, Commercialization or regulatory status of a Licensed Product. Upon receipt of such information, the Parties shall consult with each other in an effort to arrive at a mutually acceptable procedure for taking appropriate action.

4.5Remedial Actions. Each Party shall notify the other Party immediately, and promptly confirm such notice in writing, if it obtains information indicating that any Licensed Product may be subject to any recall, market withdrawal, corrective action or other regulatory or administrative action with respect to a Licensed Product taken by virtue of applicable Laws (a “Remedial Action”). The Parties shall assist each other in gathering and evaluating such information as is necessary to determine the necessity of conducting a Remedial Action. Savara shall, and shall ensure that its Affiliates and sublicensees will, maintain records in accordance with Savara’s normal and customary practices, intended to permit the Parties to trace the distribution and use of the Licensed Products. Savara shall have the right to decide whether any Remedial Action with respect to Licensed Products should be commenced and Savara shall, at its expense, control and coordinate all efforts necessary to conduct such Remedial Action.

ARTICLE 5

COMMERCIALIZATION AND SUPPLY

5.1Commercialization Responsibilities. During the Term, subject to the receipt of Regulatory Approval for a particular Licensed Product or Additional Licensed Product, as applicable, Savara shall be responsible for all aspects of the Commercialization of the Licensed Product for the Initial Indication and any Additional Licensed Products for their applicable Additional Indications in countries within the Territory in which such Licensed Product and/or Additional Licensed Product (as applicable) has received Regulatory Approval. Such Commercialization responsibilities shall include: (a) developing and executing a commercial launch and pre-launch plan including considerations for the distribution of commercial supplies of the Licensed Product and/or Additional Licensed Product (as applicable); (b) negotiating with applicable Governmental Authorities regarding the price and reimbursement status of such Licensed Product and/or Additional Licensed Product (as applicable); (c) marketing and promotion; (d) booking sales and distribution and performance of related services; (e) handling all aspects of order processing, invoicing and collection, inventory and receivables; (f) providing customer support, including handling medical queries, and performing other related functions; and (g) conforming its practices and procedures to applicable Laws relating to the marketing, detailing and promotion of such Licensed Product and/or Additional Licensed Product (as applicable) in the Territory. Savara shall bear all of the costs and expenses incurred in connection with such Commercialization activities.

5.2Commercialization Plan. The strategy for the Commercialization of each Licensed Product and Additional Licensed Product shall be described in a comprehensive plan that describes the pre-launch, launch and subsequent Commercialization activities for such Licensed Product in the Territory, which may include, in Savara’s sole but reasonable judgment: (i) the annual anticipated number of detail persons to be used in each of the USA, EU, China and Japan, (ii) the annual anticipated marketing expenses to be incurred in each of the USA, EU, China and Japan, (iii) the annual anticipated number of FTEs to be assigned to Commercialize in each of the USA, EU, China and Japan, and (iv) a report on pricing, advertising, education, planning, marketing, and sales force training (the “Commercialization Plan”). Savara shall submit the initial Commercialization Plan to Grifols no later than ninety (90) days after the FDA and EMA Submission Date.

5.3Commercial Diligence. During the Term for each Licensed Product or Additional Licensed Product, as applicable, Savara, except as set forth on Schedule 5.2 shall use Diligent Efforts to Commercialize each Licensed Product for the Initial Indication and any Additional Licensed Products for their respective Additional Indications, throughout the Territory, in each case to the extent that Regulatory Approval has been obtained.

5.4Records and Reports. Savara shall maintain, in accordance with its normal and customary practices, records of all work conducted by it, its Affiliates or sublicensees regarding the Commercialization of Licensed Products (the “Commercialization Records”). Savara shall provide written reports on its Commercialization of the Licensed Product, in a form reasonably acceptable to Grifols, detailing all Commercialization work conducted by it, its Affiliates or sublicensees during the previous calendar quarter, in which case such Commercialization Records shall be delivered to Grifols on a calendar quarter basis; provided, that Grifols may request two (2) additional such reports from Savara during any calendar year.

5.5Post-Commercialization Trials. After initiation of Commercialization, Savara shall have the right, but not the obligation, at its sole cost and expense, to support any post-Commercialization trials, such as Phase IV clinical trials and observational studies, as well as any investigator sponsored studies conducted with the any Licensed Product.  Notwithstanding the foregoing, if the FDA, EMA or other Governmental Authority requires, as a condition of continued approval of the Licensed Product or Additional Licensed Product, additional clinical studies or other trials, Savara shall have the obligation, at its sole cost and expense, to conduct and support any such clinical studies or trials.

ARTICLE 6

COMPENSATION

6.1Equity Investment. Upon commencement of the Term, Savara shall issue to Grifols one million (1,000,000) shares of Savara’s common stock.

6.2Upfront Payment.  In connection with this Agreement, Savara agrees to pay to Grifols upon commencement of the Term Three Million Dollars ($3,000,000), which payment shall be made in accordance with the terms of the Letter of Intent.

6.3Development Milestone Payments.  Savara shall notify Grifols within thirty (30) days of the achievement of the following milestone events (each a “Milestone Event”) and shall make each of the following milestone payments (each, a “Milestone Payment”) to Grifols upon the achievement of each Milestone Event in connection with the Development of a Licensed Product for the Initial Indication. Savara shall pay to Grifols each such amount within sixty (60) days after Savara receives a properly documented invoice from Grifols in connection with the achievement of the applicable Milestone Event.  For clarity, each of the following Milestone Payments are one-time only payments and each Milestone Payment shall be made once upon the first occurrence of the applicable Milestone Event, regardless of the number of Licensed Products that achieve such Milestone Event.

	Milestone Event for Licensed Product	Milestone Payment
1

Approval of the Licensed Product by the FDA if the Licensed Product is the only inhaled antibiotic approved by the FDA for non-CF bronchiectasis (NCFB) on the approval date or if no inhaled antibiotic has been approved by the FDA for NCFB, approval of the Licensed Product for pulmonary infections associated with NCFB if the Licensed Product is the only inhaled antibiotic approved by the FDA for pulmonary infections associated with NCFB on the approval date

[***] Dollars ($[***])
2	Approval of the Licensed Product by the FDA, other than as described in Milestone Event 1 above	[***] Dollars ($[***])
3	Approval of the Licensed Product by the EMA	[***] Dollars ($[***])

In addition, Savara will pay to Grifols the following amounts for the first calendar year in which the annual global Net Sales of a Licensed Product achieves the following levels:

Annual Net Sales	Payment Amount
One Hundred Million Dollars ($100,000,000)	[***] Dollars ($[***])
Three Hundred Million Dollars ($300,000,000)	[***] Dollars ($[***])
Five Hundred Million Dollars ($500,000,000)	[***] Dollars ($[***])

6.4Royalties.

(a)Licensed Products. In addition to the Milestone Payments and the Annual Net Sales payments set forth in Section 6.3 above, during the Royalty Term, Savara shall pay to Grifols royalties based on the Net Sales by Savara or its sublicensees of all Licensed Products in the Territory.  The royalty rate shall begin on January 1 of each calendar year and shall be in the following percentages:

Annual Net Sales of All Licensed Products in the Territory	Royalty Rate
For that portion of annual Net Sales of Licensed Products (aggregated across the Territory) less than or equal to Three Hundred Million Dollars ($300,000,000)	[***] percent ([***]%)

For that portion of annual Net Sales of Licensed Products (aggregated across the Territory) greater than Three Hundred Million Dollars ($300,000,000) and less than Five Hundred Million Dollars ($500,000,000)

[***] percent ([***]%)
For that portion of annual Net Sales of Licensed Products (aggregated across the Territory) greater than five hundred million dollars ($500,000,000)	[***] percent ([***]%)

For example, if aggregate annual Net Sales of all Licensed Products in the Territory during any calendar year is One Billion Dollars ($1,000,000,000), then royalties payable by Savara equal [***] Dollars ($[***]) calculated as follows:

Royalties due for Up to Three Hundred Million in Net Sales: ([***]% (royalty rate applicable for such Net Sales amount) x $300 million (Aggregate Net Sales across the Territory subject to royalty rate)) = $[***]

Plus

Royalties due for Between Three Hundred Million-Five Hundred Million in Net Sales: ([***]% (Royalty rate applicable for such Net Sales amount) x $200 million (Aggregate Net Sales across the Territory subject to royalty rate)) = $[***]

Plus

Royalties due for Over Five Hundred Million in Net Sales: ([***]% (royalty rate applicable for such Net Sales amount) x $500 million (Aggregate Net Sales across the Territory subject to royalty rate)) = $[***]

Totaling $[***]

(b)Royalty Term. Royalties on Licensed Products shall be due during the period of time beginning, on a country-by-country and Licensed Product-by-Licensed Product basis, from the effective date of this Agreement, until the later of (i) ten (10) years from the first commercial sale of a Licensed Product in a country; (ii) the expiration of the last Grifols Patent covering that Licensed Product in such country; or (iii) generic introduction of inhaled liposomal ciprofloxacin in such country; provided, that such generic introduction is not caused or effectuated by Savara, its Affiliates, licensees, and sublicensees (the “Royalty Term”).  For the avoidance of doubt, upon market introduction of any other inhaled ciprofloxacin product, to the extent the Royalty Term has not expired, the royalty rate in the corresponding country will be reduced by [***] percent ([***]%). At the end of the Royalty Term, Savara will have a fully paid-up license for such Licensed Product.

(c)Royalty Step Down for Third Party Payments. If, after the Effective Date, Savara (or its sublicensee) obtains a right or license under any Patent of a Third Party (which right or license includes one or more Patents), where Savara (or its sublicensee) determines that such Patent is reasonably necessary for the making, using, selling, offering for sale or importing of a Licensed Product, then Savara may offset the royalty payments due and payable by Savara to Grifols with respect to the Product in a calendar quarter by [***] percent ([***]%) of the amount of payments paid by Savara (or its sublicensee) to such Third Party for such right or license (but Savara may not deduct same against Milestone Payments).  At no point during the Royalty Term will the royalty paid to Grifols be below [***] percent ([***]%) of the royalty rate by tier.

(d)Royalty Reports and Payments. Within thirty (30) days following the end of each calendar quarter, commencing, with respect to Savara’s obligations under Section 6.3, with the calendar quarter in which the First Commercial Sale of any Licensed Product is made anywhere in the Territory, Savara shall provide Grifols with a royalty report on a product-by-product basis, which shall include: (i) the amount of gross sales of such applicable Licensed Product in the Territory, (ii) an itemized calculation of Net Sales in the Territory showing deductions provided for in the definition of Net Sales, (iii) a calculation of the royalty payment due on such sales, and (iv) the exchange rate for such country. Such report shall include such other information reasonably requested by Grifols, provided that such information reasonably relates to the sale of Licensed Products, which are the subject of this Agreement, and the calculation of Net Sales. Within thirty (30) days of the delivery of the applicable quarterly report, Savara shall pay in Dollars all royalty amounts due to Grifols in connection with such quarterly report.

6.5Foreign Exchange. The rate of exchange to be used in computing the amount of currency equivalent in Dollars of Net Sales invoiced in other currencies shall be made at the closing exchange rate reported in The Wall Street Journal for the last Business Day of the applicable calendar quarter.

6.6Payment Method; Late Payments. All payments due to Grifols hereunder (including those due to Grifols pursuant to ARTICLE 12) shall be made in Dollars by wire transfer of immediately available funds into an account in the USA designated by Grifols. If Grifols does not receive payment of any sum due to it on or before the due date, simple interest shall thereafter accrue on the sum due until the date of payment at the per annum rate of ten percent (10%) or the maximum rate allowable by applicable Laws, whichever is lower.

6.7Records. Savara and its Affiliates and licensees and sublicensees shall maintain complete and accurate records in sufficient detail to permit Grifols to confirm the accuracy of the calculation of royalty payments. Grifols shall have the right to audit such records in accordance with Section 6.8.

6.8Audits. For a period of two (2) years from the end of the calendar year in which a payment was due hereunder, upon thirty (30) days prior notice, Savara (the “Audited Party”) shall (and shall require that its Affiliates and licensees and sublicensees) make such records relating to such payment available, during regular business hours and not more often than once each calendar year, for examination by an independent certified public accountant selected by the Grifols (the “Auditing Party”) and reasonably acceptable to the Audited Party, for the purposes of verifying compliance with this Agreement and the accuracy of the financial reports and/or invoices furnished pursuant to this Agreement. The results of any such audit shall be shared by the auditor with both Parties and shall be considered Confidential Information of both Parties. Any amounts shown to be owed by either Party to the other shall be paid within thirty (30) days from the auditor’s report, plus interest (as set forth in Section 6.6) from the original due date. The Auditing Party shall bear the full cost of such audit unless such audit discloses a deficiency in the Audited Party’s payments of greater than five percent (5%) (i.e., an under-payment by Savara pursuant to Section 6.3), in which case the Audited Party shall bear the full cost of such audit.

6.9Taxes.

(a)Taxes on Income. Each Party shall be solely responsible for the payment of all taxes imposed on its share of income arising directly or indirectly from the efforts of the Parties under this Agreement.

(b)Tax Cooperation. The Parties agree to cooperate with one another and use reasonable efforts to reduce or eliminate tax withholding or similar obligations in respect of royalties, milestone payments, and other payments made under this Agreement. To the extent that a Party is required to deduct and withhold taxes on any payment to the other Party, the first Party shall deduct and pay the amounts of such taxes to the proper Governmental Authority in a timely manner and promptly transmit to the other Party an official tax certificate or other evidence of such withholding sufficient to enable the other Party to claim such payment of taxes. The other Party shall provide the first Party any tax forms that may be reasonably necessary to permit first Party to make any payments made under this Agreement without withholding tax or at a reduced rate of withholding. Each Party shall provide the other with reasonable assistance to enable the recovery, as permitted by applicable Laws, of withholding taxes, value added taxes, or similar obligations resulting from payments made under this Agreement, such recovery to be for the benefit of the Party bearing such withholding tax or value added tax. Savara shall require its sublicensees in the Territory to cooperate with Grifols in a manner consistent with this Section 6.9(b).

ARTICLE 7

INTELLECTUAL PROPERTY MATTERS

7.1Prosecution of Patents.

(a)Savara Prosecuted Patents.

(i)Subject to 7.1(a)(ii) below, as between the Parties, Savara shall have the first right to prepare, file, prosecute and maintain the Grifols Patents in the Territory. The costs of preparation, filing, prosecution and maintenance of Grifols Patents in the countries listed in Schedule 7.1(a)(i)(1) shall be included in Development Costs, and, to the extent any new Patents are developed under this Agreement that are owned or Controlled by Grifols, Savara agrees to file such Patents with the applicable Regulatory Authorities in the countries listed in Schedule 7.1(a)(i)(1) and 7.1(a)(i)2). Savara shall provide Grifols reasonable opportunity to review and comment on such prosecution efforts regarding the Grifols Patents, as set forth in this Section 7.1(a)(i). All such Patents shall be filed with Grifols as the owner.  Savara shall provide Grifols with copies of all material communications from any patent office or similar patent authority regarding the Grifols Patents.

(ii)If Savara decides not to prepare or file a Grifols Patent or if it decides to cease the prosecution or maintenance of any Grifols Patent, it shall notify Grifols in writing sufficiently in advance (but in no event less than twenty (20) Business Days before any submission needs to be made) so that Grifols may, at its discretion, assume the responsibility for the prosecution or maintenance of such Patent, at Savara’ cost and expense. If Grifols assumes such responsibility, Savara, to the extent Savara has any right, title or interest in such Grifols Patents, shall promptly assign to Grifols all right, title and interest in such Grifols Patent.

(b)Cooperation. Grifols shall provide Savara all reasonable assistance and cooperation, at Savara’s request and expense, in the patent prosecution efforts provide above in this Section 7.1, including providing any necessary powers of attorney and executing any other required documents or instruments for such prosecution.

7.2Enforcement of Grifols Patents.

(a)Notification. If either Party becomes aware of any existing or threatened infringement of the Grifols Patents which infringing activity involves the using, making, importing, offering for sale or selling of Licensed Products or otherwise adversely affects or is reasonably expected to adversely affect the Commercialization of any Licensed Product in the Territory (an “Infringement”), it shall promptly notify the other Party in writing to that effect and the Parties shall consult with each other regarding any actions to be taken with respect to such Infringement.

(b)Actions Controlled by Savara; Grifols’ Back-Up Enforcement Right. Savara, at its sole discretion, shall have the first right, but not the obligation, to bring an appropriate suit or take other action against any Third Party engaged in any Infringement. If, after its receipt or delivery of notice thereof under Section 7.2(a), Savara (i) notifies Grifols that it will not bring any claim, suit or action to prevent or abate such Infringement or (ii) fails to commence a suit to prevent or abate such Infringement within one hundred and eighty (180) days, Grifols shall have the right, but not the obligation, to commence a suit or take action to prevent or abate such Infringement under the Grifols Patents at its own cost and expense. If Savara brings suit or action, it will use counsel reasonably acceptable to Grifols. Recoveries on suits under this Section 7.2(b) shall be handled as provided in Section 7.2(e).

(c)Collaboration. Each Party shall provide to the enforcing Party reasonable assistance in such enforcement, at such enforcing Party’s request and expense, except as outlined directly above in Section 7.2(b), including joining such action as a party plaintiff if required by applicable Laws to pursue such action. The enforcing Party shall keep the other Party regularly informed of the status and progress of such enforcement efforts, shall reasonably consider the other Party’s comments on any such efforts, and shall seek consent of the other Party in any important aspects of such enforcement, including determination of litigation strategy and filing of material papers to the competent court, which consent shall not be unreasonably withheld or delayed. The non-enforcing Party shall be entitled to separate representation in such matter by counsel of its own choice and at its own expense, but such Party shall at all times cooperate fully with the enforcing Party.

(d)Settlement. Savara shall not settle any claim, suit or action under Section 7.2(b) in a manner that would negatively impact the applicable Grifols Patents (e.g., shorten the life of such Patents or narrow their scope) without the prior written consent Grifols.

(e)Expenses and Recoveries. The term “Revenue” includes all fees, minimum royalties, payments, compensation, or consideration of any kind, including without limitation in-kind payments, forbearance in connection with settlement, equity amounts taken in lieu of cash, or discounts below fair market value of equity received by either Party or its Affiliates, to which entity pays, transfers or otherwise provides the Revenue, or how the Revenue is structured, denominated, or paid, transferred or provided. If the enforcing Party receives Revenue in such claim, suit or action, such Revenue shall be allocated first to the reimbursement of any expenses incurred by the Party which paid for such expenses in such claim, suit or action (including, for this purpose, a reasonable allocation of expenses of internal counsel), and any remaining amounts shall be partially allocated to Grifols in an amount equal to the royalty that would have been payable to Grifols under Section 6.3 if Savara had made Net Sales equivalent to the remaining amount, with the remaining portion of the remaining amount allocated to Savara.

7.3Infringement of Third Party Rights in the Territory. Subject to ARTICLE 9, if any Licensed Product used or sold by Savara, its Affiliates or licensees or sublicensees becomes the subject of a Third Party’s claim or assertion of infringement of a Third Party’s Patent granted by a jurisdiction within the Territory (and such alleged infringement is caused by the Grifols Technology and not Savara’ use of its own or any Third Party technologies), Savara shall promptly notify Grifols and the Parties shall agree on and enter into a “common interest agreement” wherein the Parties agree to their shared, mutual interest in the outcome of such potential dispute, and thereafter, the Parties shall promptly meet to consider the claim or assertion and the appropriate course of action. Savara shall be responsible for defending such claim (with all of its costs and expenses) and Grifols shall provide necessary assistance to Savara with such defense. All costs and expenses associated with defending such claim, including all payments to such Third Parties, including, without limitation, all payments and royalties paid to such Third Parties required to obtain any license rights under such Third Party’s Patents, shall be shared [***] percent ([***]%) by Savara and [***] percent ([***]%) by Grifols.  Grifols’ payment obligations as provided hereunder shall be satisfied by deducting such amounts from the royalty payments next payable to Grifols pursuant to Section 6.4 (but Savara may not deduct same against Milestone Payments); provided, that any such deduction shall not exceed [***] percent ([***]%) of any royalty payment due and payable to Grifols. Savara may carry forward to future royalty periods any unused deduction due to the [***] percent ([***]%) floor until all deductions Savara is eligible for are exhausted.

7.4Patent Marking. Savara and its Affiliates and licensees and sublicensees shall mark (or shall use Diligent Efforts to ensure the marking of) each Licensed Product marketed and sold by Savara or its Affiliates or licensees or sublicensees hereunder with appropriate patent numbers or indicia as required by applicable Law.

7.5Trademarks.

(a)Product Marks. Savara shall have the right to brand the Licensed Products and create all Licensed Product labels using Savara-related trademarks and any other trademarks and trade names it determines appropriate for the Licensed Products, which may vary by country or within a country (collectively, the “Product Marks”).  Savara shall use commercially reasonable efforts to insure that any Product Mark that it determines appropriate for the Licensed Products will not infringe any other trademark or trade name in the country where Savara wishes to use that Product Mark and that no such Product Mark will infringe any trademark owned by Grifols in any country of the Territory.

(b)Ownership; No Challenge. Absent a default under this Agreement by Savara, Savara shall own all right, title and interest in and to the Product Marks and Grifols acknowledges and affirms the validity and enforceability thereof. Absent a default under this Agreement by Savara, Grifols shall not engage in or support any action, claim or challenge that is inconsistent with the foregoing. Prior to a default under this Agreement by Savara, all use of the Product Marks and the goodwill generated thereby shall inure solely to the benefit of Savara. Absent a default under this Agreement by Savara, Grifols shall not use, adopt, file, register, seek to register, or take any other action to use or establish rights in any mark anywhere in the world which is comprised of, derivative of, a combination with, or otherwise confusingly similar to, any Product Mark.  Immediately following a default by Savara under this Agreement, Savara shall assign all right, title and interest in and to the Product Marks to Grifols, Savara acknowledges and affirms the validity and enforceability thereof, and Savara shall not engage in or support any action, claim or challenge that is inconsistent with the foregoing.

ARTICLE 8

REPRESENTATIONS AND WARRANTIES; COVENANTS; EXCLUSIVITY

8.1Mutual Representations and Warranties. Each Party hereby represents and warrants to the other Party as follows:

(a)Corporate Existence. As of the Effective Date, it is a company or corporation duly organized, validly existing, and in good standing under the Laws of the jurisdiction in which it is incorporated;

(b)Corporate Power, Authority and Binding Agreement. As of the Effective Date or the date of any required approval by its shareholders, (i) it has the power and authority and the legal right to enter into this Agreement and to perform its obligations hereunder; (ii) it has taken all necessary action on its part required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder; and (iii) this Agreement has been duly executed and delivered on behalf of such Party, and constitutes a legal, valid and binding obligation of such Party that is enforceable against it in accordance with its terms; and

(c)No Conflict. The execution and delivery of this Agreement and the performance of such Party’s obligations hereunder do not, in any material respect, conflict with, violate, or breach or constitute a default or require any consent that has not been obtained under any contractual obligation or court or administrative order by which such Party is bound.

8.2Additional Representations and Warranties of Savara.  Savara represents and warrants that:  Attached as Section 8.2 are true, complete and correct copies of unaudited interim balance sheet and related unaudited statement of income and statement of cash flows of Savara at and for the three fiscal periods ended September 30, 2019.

8.3Mutual Covenants.

(a)No Debarment. In the course of the Development of the Licensed Products, each Party shall not use any employee or consultant who has been debarred by any Regulatory Authority, or, to such Party’s knowledge, is the subject of debarment proceedings by a Regulatory Authority. Each Party shall notify the other Party promptly upon becoming aware that any of its employees or consultants has been debarred or is the subject of debarment proceedings by any Regulatory Authority.

(b)Compliance. Each Party and its Affiliates shall comply in all material respects with all applicable Laws in the Development and Commercialization of Licensed Products and performance of its obligations under this Agreement, including the statutes, regulations, guidances, guidelines, and written directives of the FDA, the EMA and any Regulatory Authority having jurisdiction in the Territory, the FD&C Act,  the Federal Health Care Programs Anti-Kickback Law, 42 US 1320a-7b(b), the statutes, regulations and written directives of Medicare, Medicaid and all other health care programs, as defined in 42 US § 1320a-7b(f), and the Foreign Corrupt Practices Act of 1977, each as may be amended from time to time.

8.4Exclusivity. [***]:

(a)[***];

(b)[***]; or

(c)[***].

8.5Bidding.

(a)[***].

(b)[***].

8.6Disclaimer. Savara understands that the Compound and Licensed Products are the subject of ongoing clinical research and Development and that Grifols cannot assure the safety or efficacy of any Compound or Licensed Product. In addition, Grifols makes no warranties except as set forth in this Article 9 concerning the Grifols Technology. EXCEPT AS EXPRESSLY STATED IN THIS AGREEMENT, NO REPRESENTATIONS OR WARRANTIES WHATSOEVER, WHETHER EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, OR NON-INFRINGEMENT OR NON-MISAPPROPRIATION OF THIRD PARTY INTELLECTUAL PROPERTY RIGHTS, ARE MADE OR GIVEN BY OR ON BEHALF OF A PARTY, AND ALL IMPLIED REPRESENTATIONS AND WARRANTIES, WHETHER ARISING BY OPERATION OF LAW OR OTHERWISE, ARE HEREBY EXPRESSLY DISCLAIMED. In addition, Grifols acknowledges that any failure by Savara to obtain required additional funding on acceptable terms would adversely impact Savara’s ability to support the Development Plan, Regulatory Approval matters, the Commercialization Plan and related other obligations hereunder. Savara agrees to use Diligent Efforts to obtain such funding and report the status of such financing in the Development Plan and any Additional Development Plan, but makes no representation regarding its ability to obtain such funding.

ARTICLE 9

INDEMNIFICATION

9.1Indemnification by Grifols. Grifols shall indemnify and hold harmless Savara, and its directors, officers, employees, agents, Affiliates and contractors (collectively, the “Savara Indemnitees”), from and against all losses, liabilities, damages and expenses, including reasonable attorneys’ fees and costs (collectively, “Liabilities”), resulting from any claims, demands, actions or other proceedings by any Third Party (“Claims”) to the extent arising out of or relating to an allegation which, if true, would result in (a) the breach of any representation, warranty or covenant by Grifols under this Agreement, or (b) the negligence or willful misconduct of Grifols or its agents, Affiliates and contractors. The foregoing indemnity obligation shall not apply to the extent that (i) the Savara Indemnitees fail to comply with the indemnification procedures set forth in Section 9.3 and Grifols’ defense of the relevant Claims is prejudiced by such failure, or (ii) any Claim results from any activity set forth in Section 9.2(a), (b), (c), or (d) for which Savara is obligated to indemnify the Grifols Indemnitees under Section 9.2

9.2Indemnification by Savara. Savara shall indemnify and hold harmless Grifols, and its directors, officers, employees, agents, Affiliates and contractors (collectively, the “Grifols Indemnitees”), from and against all Liabilities to the extent arising out of or relating to the Licensed Products, including, but not limited to Liabilities arising out of or relating to (a) an allegation which, if true, would result in (i) the breach of any representation, warranty or covenant by Savara under this Agreement, (ii) the negligence or willful misconduct of Savara or its agents, Affiliates and contractors, or (iii) the breach of any Aradigm contract, assumed by Grifols pursuant to an the Asset Purchase Agreement, (b) the Development of any Licensed Product, (c) the Commercialization of any Licensed Product, or (d) any products liability claim resulting from the sale of any Licensed Product.  The foregoing indemnity obligation shall not apply to the extent that (i) the Grifols Indemnitees fail to comply with the indemnification procedures set forth in Section 9.3 and Savara’ defense of the relevant Claims is prejudiced by such failure, or (ii) any Claim results from any activity set forth in Section 9.1(a) or (b) for which Grifols is obligated to indemnify the Savara Indemnitees under Section 9.1.

9.3Indemnification Procedures. The Party claiming indemnity under this ARTICLE 9 (the “Indemnified Party”) shall give written notice to the Party from whom indemnity is being sought (the “Indemnifying Party”) promptly after learning of such Claim. The Indemnifying Party shall have the right to assume and conduct the defense of the Claim with counsel of its choice, and the Indemnified Party may participate in and monitor such defense with counsel of its own choosing at its sole expense. The Indemnified Party shall provide the Indemnifying Party with reasonable assistance, at the Indemnifying Party’s expense, in connection with the defense of the Claim for which indemnity is being sought. Each Party shall not settle or compromise any Claim without the prior written consent of the other Party, which consent shall not be unreasonably withheld, delayed or conditioned. If the Parties cannot agree as to the application of the foregoing Sections 9.1 and 9.2, each may conduct separate defenses of the Claim, and each Party reserves the right to claim indemnity from the other in accordance with this ARTICLE 9 upon the resolution of the underlying Claim.

9.4Limitation of Liability. NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY SPECIAL, CONSEQUENTIAL, INCIDENTAL, PUNITIVE, OR INDIRECT DAMAGES, INCLUDING LOST PROFITS (BUT EXPRESSLY EXCLUDING ANY MILESTONE PAYMENTS OR ROYALTIES HEREUNDER), ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT, REGARDLESS OF ANY NOTICE OF THE POSSIBILITY OF SUCH DAMAGES. NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS SECTION 9.4 IS INTENDED TO OR SHALL LIMIT OR RESTRICT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF ANY PARTY UNDER SECTION 9.1 OR SECTION 9.2 OR DAMAGES AVAILABLE FOR A PARTY’S BREACH OF CONFIDENTIALITY OBLIGATIONS IN ARTICLE 10, OR RELATING TO A PARTY’S BREACH OF REPRESENTATIONS OR WARRANTIES OR GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

9.5Insurance. Within sixty (60) days of the Effective Date Savara shall provide Grifols a certificate of insurance and at all times during the Term of this Agreement and for three (3) years thereafter, obtain and maintain at its own expense the following types of insurance, with limits of liability not less than those specified below:

(a)Commercial general liability insurance against claims for bodily injury and property damage which shall include contractual coverage, with limits of not less than Two Million Dollars ($2,000,000) per occurrence and Two Million Dollars ($2,000,000) in the aggregate.

(b)Products liability insurance against claims based upon products liability which shall include contractual coverage, with limits of not less than Five Million Dollars ($5,000,000) per occurrence and Five Million Dollars ($5,000,000) in the aggregate.

(c)Workers compensation and employers’ liability insurance with limits to comply with the statutory requirements of the state(s) in which the Agreement is to be performed. The policy shall include employers’ liability for not less than One Million Dollars ($1,000,000) per accident.

(d)Umbrella liability insurance with limits of not less than Four Million Dollars ($4,000,000) per occurrence and Four Million Dollars ($4,000,000) in the aggregate.

All policies shall be issued by insurance companies with an A.M. Best’s rating of Class A-:V (or its equivalent) or higher status. Savara shall deliver certificates of insurance evidencing coverage to Grifols promptly after the execution of this Agreement and annually thereafter. All policies provided for herein shall expressly provide that such policies shall not be cancelled, terminated or altered without at least thirty (30) days prior written notice to the insured Party, and each insuring Party shall immediately notify the insured Party in the event that a policy provided for herein is cancelled, terminated or altered.

ARTICLE 10

CONFIDENTIALITY

10.1Confidentiality. During the Term and for a period of five (5) years thereafter, each Party shall maintain all Confidential Information of the other Party in trust and confidence and shall not, without the written consent of the other Party, disclose any Confidential Information of the other Party to any Third Party or use any Confidential Information of the other Party for any purpose other than as necessary or helpful in connection with the exercise of rights or discharge of obligations under this Agreement. The confidentiality obligations of this Section 10.1 shall not apply to Confidential Information to the extent that the receiving Party can establish by competent evidence that such Confidential Information: (a) is publicly known prior or subsequent to disclosure without breach of confidentiality obligations by such Party or its employees, consultants or agents; (b) was in such Party’s possession at the time of disclosure without any restrictions on further disclosure; (c) is received by such receiving Party, without any restrictions on further disclosure, from a Third Party who has the lawful right to disclose it; or (d) is independently developed by employees or agents of the receiving Party without reference to the disclosing Party’s Confidential Information.

10.2Authorized Disclosure. Nothing herein shall preclude a Party from disclosing the Confidential Information of the other Party, solely to the extent:

(a)such disclosure is reasonably necessary (i) for the filing or prosecuting of Patents as contemplated by this Agreement; (ii) to comply with the requirement of Regulatory Authorities with respect to obtaining and maintaining Regulatory Approval (or any pricing and reimbursement approvals) of a Licensed Product; or (iii) for prosecuting or defending litigations as contemplated by this Agreement;

(b)such disclosure is reasonably necessary to its employees, agents, consultants, contractors, licensees or sublicensees on a need-to-know basis for the sole purpose of performing its obligations or exercising its rights under this Agreement; provided that in each case, the disclosees are bound by written obligations of confidentiality and non-use consistent with those contained in this Agreement;

(c)such disclosure is reasonably necessary to any bona fide potential or actual investor, acquiror, merger partner, or other financial or commercial partner for the sole purpose of evaluating an actual or potential investment, acquisition or other business relationship; provided that in each case, the disclosees are bound by written obligations of confidentiality and non-use consistent with those contained in this Agreement;

(d)such disclosure is reasonably necessary to comply with applicable Laws, including regulations promulgated by applicable security exchanges, a valid order of a court of competent jurisdiction, administrative subpoena or order.

Notwithstanding the foregoing, in the event a Party is required to make a disclosure of the other Party’s Confidential Information pursuant to any of Sections 10.2(a) through 10.2(d), such Party shall promptly notify the other Party of such required disclosure and shall use reasonable efforts to obtain, or to assist the other Party in obtaining, a protective order preventing or limiting the required disclosure.

10.3Return of Confidential Information. Promptly after the termination or expiration of this Agreement for any reason, each Party shall return to the other Party all tangible manifestations of such other Party’s Confidential Information at that time in the possession of the receiving Party.

10.4Publicity; Terms of the Agreement; Confidential Treatment.

(a)The Parties agree that the terms of this Agreement (including without limitation any exhibits hereto) shall be considered Confidential Information of each Party, subject to the special authorized disclosure provisions set forth in Section 10.2 and this Section 10.4.

(b)The Parties have agreed to issue a joint press release on or promptly after the Effective Date in a form to be mutually agreed upon by the Parties. In addition, to the extent required by applicable Laws, including regulations promulgated by applicable security exchanges, each Party shall have the right to make a press release announcing the achievement of each milestone under this Agreement as it is achieved, and the achievements of Regulatory Approvals in the Territory as they occur, subject to the other Party’s consent as to form and substance of such announcement, which shall not be unreasonably withheld or delayed. In relation to the other Party’s review and approval of such an announcement, such other Party may make specific, reasonable comments on such proposed press release within the prescribed time for commentary, but shall not withhold its consent to disclosure of the information that the relevant milestone has been achieved and triggered a payment hereunder. Neither Party shall be required to seek the permission of the other Party to repeat any information regarding the terms of this Agreement that has already been publicly disclosed by such Party, or by the other Party, in accordance with this Section 10.4, provided such information remains accurate as of such time.

(c)In addition, the Parties acknowledge that either or both Parties may be obligated to file under applicable law and regulation a copy of this Agreement with the USA Securities and Exchange Commission or similar stock exchange authorities or other governmental authorities. Each Party shall be entitled to make such a required filing; provided, however, that it requests confidential treatment of the commercial terms and sensitive technical terms hereof and thereof. In the event of any such filing, each Party shall provide the other Party with a copy of this Agreement marked to show provisions for which such Party intends to seek confidential treatment and shall reasonably consider and incorporate the other Party’s comments thereon to the extent consistent with the legal requirements, with respect to the filing Party, governing disclosure of material agreements and material information that must be publicly filed.

10.5Technical Publication. Neither Party may publish peer reviewed manuscripts or give other forms of public disclosure such as abstracts and media presentations (such disclosure collectively, for purposes of this Section 10.5, “publication”), of results of studies carried out under this Agreement, without the opportunity for prior review by the other Party, except to the extent required by applicable Laws. A Party seeking publication shall provide the other Party the opportunity to review and comment on any proposed publication that relates to the Licensed Product at least thirty (30) days (or at least ten (10) days in the case of abstracts and media presentations) prior to its intended submission for publication. The other Party shall provide the Party seeking publication with its comments in writing, if any, within twenty (20) days (or within five (5) days in the case of abstracts and media presentations) after receipt of such proposed publication. The Party seeking publication shall consider in good faith any comments thereto provided by the other Party and shall comply with the other Party’s reasonable request to remove any and all of such other Party’s Confidential Information from the proposed publication. In addition, the Party seeking publication shall delay the submission for a period up to sixty (60) days in the event that the other Party can demonstrate reasonable need for such delay in order to accommodate the preparation and filing of a patent application. If the other Party fails to provide its comments to the Party seeking publication within such twenty (20)-day period (or five (5)-day period, as the case may be), such other Party shall be deemed not to have any comments, and the Party seeking publication shall be free to publish in accordance with this Section 10.5 after the thirty (30)-day period (or ten (10)-day period, as the case may be) has elapsed. The Party seeking publication shall provide the other Party a copy of the publication at the time of the submission. Each Party agrees to acknowledge the contributions of the other Party and its employees in all publications as scientifically appropriate.

10.6Equitable Relief. Each Party acknowledges that its breach of this Agreement may cause irreparable injury to the other Party for which monetary damages may not be an adequate remedy. Therefore, each Party shall be entitled to seek injunctive and other appropriate equitable relief to prevent or curtail any actual or threatened breach of the obligations under this Agreement by the other Party. The rights and remedies provided to each Party in this Section 10.6 are cumulative and in addition to any other rights and remedies available to such Party at law or in equity.

ARTICLE 11

TERM AND TERMINATION

11.1Term. This Agreement shall become effective on the date that Grifols closes the Asset Purchase Agreement, following Bankruptcy Court Approval, provided, however, that the Parties shall be bound by the terms and conditions of Sections 8.4 and 8.5 upon execution of this Agreement, and, unless earlier terminated pursuant to this ARTICLE 11, this Agreement shall remain in effect until the Royalty Term has expired in all countries, for all Licensed Products (the “Term”).

11.2Termination by Grifols for Patent Challenge. Grifols may terminate this Agreement in its entirety immediately upon written notice to Savara, if Savara or any Savara’s Affiliate files a challenge with a Governmental Authority contesting the validity, enforceability or scope of any Grifols Patent anywhere in the world. If a sublicensee of Savara takes the forgoing action, Savara shall terminate the sublicense, however, it being understood that Grifols shall not have the right to terminate this Agreement in such event.

11.3Termination by Grifols for Lack of Development.  Grifols may terminate this Agreement in its entirety immediately upon written notice to Savara, if Savara fails to Develop Licensed Products or execute its Development Plan by failing to allocate material funds, full-time equivalents, and resources over a period of twelve (12) consecutive months, net of any delay due to Force Majeure pursuant to Section 13.2.

11.4Termination for Breach.

(a)Breach by Grifols. Savara shall have the right to terminate this Agreement in its entirety upon written notice to Grifols, if Grifols materially breaches any of its material obligations under this Agreement, which (for avoidance of doubt) shall include, without limitation, any breach of the obligations under Section 2.1(a) and Section 2.4 hereunder, and, after receiving written notice identifying such material breach in reasonable detail, Grifols fails to cure such material breach within sixty (60) days from the date of such notice, provided, that if such breach is not capable of being cured within such 60-day period, the cure period shall be extended for such amount of time that the Parties may agree in writing is reasonably necessary to cure such breach, so long as (1) Grifols is making commercially reasonable efforts to do so, and (2) the Parties discuss in good faith and agree on an extension within such 90-day period.

(b)Breach by Savara. Grifols shall have the right to terminate this Agreement in its entirety upon written notice to Savara, if Savara materially breaches any of its material obligations under this Agreement, which (for avoidance of doubt) shall include, without limitation, any breach of the obligations under Section 3.1, Section 3.2, Section 3.3, and ARTICLE 4 hereunder, and, after receiving written notice identifying such material breach in reasonable detail, Savara fails to cure such material breach within sixty (60) days from the date of such notice, provided, that if such breach is not capable of being cured within such 60-day period, the cure period shall be extended for such amount of time that the Parties may agree in writing is reasonably necessary to cure such breach, so long as (1) Savara is making commercially reasonable efforts to do so, and (2) the Parties discuss in good faith and agree on an extension within such 90-day period.

(c)If the alleged breaching Party disputes in good faith the existence or materiality of a breach specified in a notice provided by the other Party in accordance with Section 11.3, Section 11.4(a), or Section 11.4(b), and such alleged breaching Party provides the other Party notice of such dispute within the applicable cure period, then the non-breaching Party shall not have the right to terminate this Agreement under Section 11.3, Section 11.4(a), or Section 11.4(b) unless and until an arbitrator, in accordance with ARTICLE 12 has determined that the alleged breaching Party has materially breached the Agreement and such breaching Party fails to cure such breach within the applicable cure period (measured as commencing after the arbitrator’s decision). It is understood and agreed that during the pendency of such dispute, all of the terms and conditions of this Agreement shall remain in effect and the Parties shall continue to perform all of their respective obligations hereunder.

11.5Termination for Bankruptcy. To the extent permitted under applicable Laws, if at any time during the Term of this Agreement, an Event of Bankruptcy (as defined below) relating to either Party (the “Bankrupt Party”) occurs, the other Party (the “Non-Bankrupt Party”) shall have, in addition to all other legal and equitable rights and remedies available hereunder, the option to terminate this Agreement upon thirty (30) days written notice to the Bankrupt Party. It is agreed and understood that if the Non-Bankrupt Party does not elect to terminate this Agreement upon the occurrence of an Event of Bankruptcy, except as may otherwise be agreed with the trustee or receiver appointed to manage the affairs of the Bankrupt Party, the Non-Bankrupt Party shall continue to make all payments required of it under this Agreement as if the Event of Bankruptcy had not occurred, and the Bankrupt Party shall not have the right to terminate any license granted herein.

(a)The term “Event of Bankruptcy” means: (a) filing, in any court or agency pursuant to any statute or regulation of any state or country, (i) a petition in bankruptcy or insolvency, (ii) for reorganization or (iii) for the appointment of (or for an arrangement for the appointment of) a receiver or trustee of the Bankrupt Party or of its assets; (b) with respect to the Bankrupt Party, being served with an involuntary petition filed in any insolvency proceeding, which such petition is not dismissed within thirty (30) days after the filing thereof; (c) proposing or being a party to any dissolution or liquidation when insolvent; or making an assignment for the benefit of creditors.

(b)Without limitation, the Bankrupt Party’s rights under this Agreement shall include those rights afforded by 11 US § 365(n) of the United States Bankruptcy Code (the “Bankruptcy Code”) and any successor thereto.

(c)If the bankruptcy trustee of a Bankrupt Party as a debtor or debtor-in-possession rejects this Agreement under 11 US § 365 of the Bankruptcy Code, the Non-Bankrupt Party may elect to retain its rights licensed from the Bankrupt Party hereunder (and any other supplementary agreements hereto) for the duration of this Agreement and avail itself of all rights and remedies to the full extent contemplated by this Agreement and 11 US § 365(n) of the Bankruptcy Code, and any other relevant Laws.

11.6Effect of Termination.

(a)In General. The termination of this Agreement shall not relieve either Party from liability or damages for any breach of this Agreement.

(b)Effect of Termination for Breach by Grifols, Expiration of the Term, or Bankruptcy of Grifols.

(i)Licensed Rights. All licenses and rights granted to Savara, under this Agreement, including, but not limited to the license described in 2.1(a), shall be deemed fully paid, perpetual, and irrevocable.

(c)Effect of Termination for Breach By Savara, Patent Challenge by Savara, Bankruptcy of Savara, or Lack of Development.

(i)Licensed Rights. All licenses and rights granted to Savara, under this Agreement, including, but not limited to the license described in Section 2.1(a), shall immediately terminate (except to the extent necessary to allow Savara to sell off its inventory pursuant to Section 12.7(b)(i)). Grifols, in its sole discretion, may elect to assume or terminate any sublicenses granted by Savara pursuant to Section 2.2 (to the extent offered by Savara and assignable).

(ii)Inventory. Savara may sell off all of Savara’s inventory of Licensed Products during the twelve (12) month period after the effective date of termination (during which time royalties shall continue to be paid by Savara).

(iii)Regulatory Materials; Data. To the extent permitted by applicable Laws, Savara shall immediately transfer and assign to Grifols all Regulatory Materials (including all right, title and interest in all Regulatory Materials designed to obtain or support any Regulatory Approval, including all NDAs), data and Know-How relating to the Licensed Products and Compound and shall treat the foregoing as Confidential Information of Grifols (and not of Savara) under ARTICLE 11; provided that Savara shall be allowed to retain copies of any such materials that a Regulatory Authority requires Savara to retain under applicable Laws, or that Savara requires pursuant to its internal recordkeeping rules (with such information to be used strictly in accordance with such rules).

(iv)Savara License. Savara shall be deemed to have granted to Grifols, only effective upon termination, an exclusive, fully paid up, worldwide, fully transferable, irrevocable license (with the right to grant sublicenses through multiple tiers) under all Patents, Know-How, and Product Marks (to the extent not assigned under Section 11.5(c)(iii) (A) Controlled by Savara (or its Affiliates) at any time (including after the termination of this Agreement)and (B) actually used or conceived by Savara or any of its Affiliates during the Term (1) for the Development and/or Commercialization of the Licensed Product or (2) at any time as a result of Savara’s or any of its Affiliates’ in existence during the Term access to Grifols Technology under this Agreement, or (C) Covering the Licensed Product or Compound, in each case to make, have made, use, import, offer for sale and sell Licensed Products. For the avoidance of doubt, all rights of Savara in the intellectual property of Grifols (including, without limitation, as mentioned above, the Product Marks) shall immediately be deemed to be granted or otherwise transferred to Grifols.

(v)Transition Assistance. For a period of one hundred eighty (180) days Savara shall provide such assistance, at no cost to Grifols, as may be reasonably necessary for Grifols to continue Developing and/or Commercializing Licensed Products throughout the Territory, to the extent Savara is then performing or having performed such activities, including by using good faith efforts to assign or amend, as appropriate, upon the request of Grifols, any agreements or arrangements with Third Party vendors to Develop and/or Commercialize Licensed Products. To the extent that any such contract between Savara and a Third Party is not assignable to Grifols, Savara shall reasonably cooperate with Grifols to arrange with any such Third Party to continue to provide such services for a reasonable time after termination. Savara shall not knowingly, during any notice period prior to the termination of this Agreement or during any transition period after termination, take any action that could reasonably be expected to have a material adverse impact on the further Development and Commercialization of any Licensed Product.

11.7Survival. Termination or expiration of this Agreement shall not affect any rights or obligations of the Parties under this Agreement that have accrued prior to the date of termination or expiration. Notwithstanding anything to the contrary, the following provisions shall survive any expiration or termination of this Agreement: ARTICLE 1, Sections 6.7, 6.8, 6.9(a), ARTICLE 9, ARTICLE 10, 11.6, ARTICLE 12, 13.1, 13.3, 13.4, 13.7, 13.8, 13.9, 13.10, 13.11, and 13.12.

ARTICLE 12

DISPUTE RESOLUTION

12.1Disputes. The Parties recognize that disputes as to certain matters may from time to time arise that relate to either Party’s rights and/or obligations hereunder. It is the objective of the Parties to establish procedures to facilitate the resolution of disputes arising under this Agreement in an expedient manner by mutual cooperation and without resort to litigation. To accomplish this objective, the Parties agree to follow the procedures set forth in this ARTICLE 12 to resolve any controversy or claim arising out of, relating to or in connection with any provision of this Agreement, if and when a dispute arises under this Agreement.

12.2Internal Resolution. With respect to all disputes arising between the Parties under this Agreement, including any alleged breach under this Agreement or any issue relating to the interpretation or application of this Agreement, if the Parties are unable to resolve such dispute within thirty (30) days after such dispute is first identified by either Party in writing to the other, the Parties shall refer such dispute to the Executive Officers of the Parties for attempted resolution by good faith negotiations within thirty (30) days after such notice is received, including at least one (1) in-person meeting of the Executive Officers within twenty (20) days after such notice is received.

12.3Arbitration. If the Executive Officers of the Parties are not able to resolve such dispute referred to them under Section 12.2 within such thirty (30) day period, then subject to Section 13.4, such dispute shall be settled by binding arbitration in accordance with the then current rules of commercial arbitration of the American Arbitration Association (“AAA”). A single arbitrator with experience in the development and commercialization of drugs and diagnostics shall be appointed by each of the Parties, and the two arbitrators appointed by the Parties shall appoint the third arbitrator with experience in the development and commercialization of drugs and diagnostics. The place of arbitration shall be Los Angeles, California. The arbitrator’s fees and expenses shall be shared equally by the Parties. Each Party shall bear and pay its own expenses incurred in connection with any dispute resolution under this Section 12.3. The proceedings, including any outcome, shall be confidential. Notwithstanding the foregoing, either Party shall have the right, without waiving any right or remedy available to such Party under this Agreement or otherwise, to seek and obtain from any court of competent jurisdiction any interim or provisional relief that is necessary or desirable to protect the rights or property of such Party, pending the selection of the arbitrator hereunder or pending the arbitrator’s decision of the dispute subject to arbitration.

12.4Patent and Trademark Disputes. Notwithstanding Section 12.3, any dispute, controversy or claim relating to the scope, validity, enforceability or infringement of any Patent Covering the manufacture, use, importation, offer for sale or sale of any Licensed Product or of any trademark rights relating to any Licensed Product shall be submitted to a court of competent jurisdiction in the country in which such Patent or trademark rights were granted or arose.

12.5Equitable Relief. Nothing in this ARTICLE 12 shall prevent either Party from seeking equitable or other relief in a court of competent jurisdiction. All rights and remedies provided to each Party in this Agreement are cumulative and in addition to any other rights and remedies available to such Party at law or in equity.

ARTICLE 13

MISCELLANEOUS

13.1Entire Agreement; Amendment. This Agreement, together with the exhibits attached hereto, which are hereby incorporated herein, represents the entire agreement and understanding between the Parties with respect to its subject matter and supersedes and terminates any prior and/or contemporaneous discussions, representations or agreements, whether written or oral, of the Parties regarding the subject matter hereto, and supersedes, as of the Effective Date, all prior and contemporaneous agreements and understandings between the Parties with respect to the subject matter hereof. There are no covenants, promises, agreements, warranties, representations, conditions or understandings, either oral or written, between the Parties other than as are set forth in this Agreement. Amendments or changes to this Agreement shall be valid and binding only if in writing and signed by duly authorized representatives of the Parties.

13.2Force Majeure. Both Parties shall be excused from the performance of their obligations under this Agreement to the extent that such performance is prevented by force majeure and the nonperforming Party promptly provides notice of the prevention to the other Party. Such excuse shall be continued so long as the condition constituting force majeure continues and the nonperforming Party takes reasonable efforts to remove the condition. For purposes of this Agreement, force majeure shall mean conditions beyond the control of the Parties, including an act of God, clinical hold, war, civil commotion, terrorist act, labor strike or lock-out, epidemic, failure or default of public utilities or common carriers, destruction of production facilities or materials by fire, earthquake, storm or like catastrophe, and failure of plant or machinery (provided that such failure could not have been prevented by the exercise of skill, diligence, and prudence that would be reasonably and ordinarily expected from a skilled and experienced person engaged in the same type of undertaking under the same or similar circumstances). If a force majeure persists for more than ninety (90) days, then the Parties shall discuss in good faith the modification of the Parties’ obligations under this Agreement in order to mitigate the delays caused by such force majeure, and if the force majeure prevents Savara from performing its obligations under the Development Plan for a period of more than one hundred and five (105) days, Grifols shall have the right to terminate this Agreement pursuant to Section 11.4(b).

13.3Notices. Any notice required or permitted to be given under this Agreement shall be in writing, shall specifically refer to this Agreement, and shall be addressed to the appropriate Party at the address specified below or such other address as may be specified by such Party in writing in accordance with this Section 13.3, and shall be deemed to have been given for all purposes (a) when received, if hand-delivered or sent by confirmed facsimile or a reputable courier service, or (b) five (5) Business Days after mailing, if mailed by first class certified or registered airmail, postage prepaid, return receipt requested.

If to Grifols:		Grifols, S.A.
Avinguda de la Generalitat, 152
Parc empresarial Can Sant Joan
08174 Sant Cugat del Vallès
Barcelona, Spain
	Facsimile:	+34.93.571.0267
	Attention:	Victor Grifols
Raimon Grifols

With a copy to (which shall not constitute notice):

Osborne Clarke S.L.P.
Avenida Diagonal, 477
Planta 20
Torre de Barcelona
08036
Barcelona, Spain
	Facsimile:	+34.93.571.0267
	Attention:	Tomás Dagá

and

Arent Fox LLP
Gas Company Tower
555 West 5th Street
48th Floor
Los Angeles, CA 90013
	Attn:	Aram Ordubegian, Esq.
David C. Meyer, Esq.

If to Savara:		Savara, Inc.
6836 Bee Cave Road
Building 3, Suite 200
Austin, TX 78746
Phone: 512-851-1360
Attn.: Kate McCabe

With a copy to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati, P.C.
Attn: John E. Wehrli, Esq.
12235 El Camino Real, Suite 200
California, U.S.A. 92130

13.4No Strict Construction; Headings. This Agreement has been prepared jointly by the Parties and shall not be strictly construed against either Party. Ambiguities, if any, in this Agreement shall not be construed against any Party, irrespective of which Party may be deemed to have authored the ambiguous provision. The headings of each Article and Section in this Agreement have been inserted for convenience of reference only and are not intended to limit or expand on the meaning of the language contained in the particular Article or Section. Except where the context otherwise requires, the use of any gender shall be applicable to all genders, and the word “or” is used in the inclusive sense (and/or). The term “including” as used herein means including, without limiting the generality of any description preceding such term.

13.5Assignment. Neither Party may assign this Agreement without the prior written consent of the other Party, such consent not to be unreasonably withheld, except that (i) either Party may assign this Agreement without the prior consent of the other Party to its Affiliate; provided that, as between Savara and its assignee, on the one hand, and Grifols, on the other hand, Savara shall remain the primary obligor with respect to its and its assignee’s obligations under this Agreement, and (ii) Savara may assign this Agreement to any purchaser of all or substantially all of the business or assets of Savara to which this Agreement relates, or of all of its capital stock, or to any successor corporation or entity resulting from any merger or consolidation of Savara with or into such corporation or entity, provided, that the party to which this Agreement is assigned expressly agrees in writing to assume and be bound by all obligations of Savara under this Agreement. Notwithstanding the foregoing, Grifols may assign without Savara’s consent its rights to royalties received under this Agreement. Any permitted assignment shall be binding on the successors of the assigning Party. Any attempted or purported assignment in violation of this Section 13.5 shall be null and void.

13.6Performance by Affiliates. Each Party may discharge any obligations and exercise any right hereunder through any of its Affiliates (and, for the avoidance of doubt, Savara may sublicense its rights and obligations under this Agreement to any of its wholly-owned subsidiaries). Each Party hereby guarantees the performance by its Affiliates of such Party’s obligations under this Agreement, and shall cause its Affiliates to comply with the provisions of this Agreement in connection with such performance. Any breach by a Party’s Affiliate of any of such Party’s obligations under this Agreement shall be deemed a breach by such Party, and the other Party may proceed directly against such Party without any obligation to first proceed against such Party’s Affiliate.

13.7Further Actions. Each Party agrees to execute, acknowledge and deliver such further instruments, and to do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

13.8Severability. If any provision of this Agreement is found by a court of competent jurisdiction to be unenforceable, then such provision shall be construed, to the extent feasible, so as to render the provision enforceable, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement. The remainder of this Agreement shall remain in full force and effect, unless the severed provision is essential and material to the rights or benefits received by either Party. In such event, the Parties shall negotiate, in good faith, and substitute a valid and enforceable provision or agreement that most nearly implements the Parties’ intent in entering into this Agreement.

13.9No Waiver. No provision of this Agreement can be waived except by the express written consent of the Party waiving compliance. Except as specifically provided for herein, the waiver from time to time by either Party of any of its rights or its failure to exercise any remedy shall not operate or be construed as a continuing waiver of the same or of any other of such Party’s rights or remedies provided in this Agreement.

13.10Independent Contractors. For all purposes under this Agreement, Savara and Grifols and their respective Affiliates are independent contractors with respect to each other, and shall not be deemed to be an employee, agent, partner or legal representative of the other Party. This Agreement does not grant any Party or its employees, consultants or agents any authority (express or implied) to do any of the following without the prior express written consent of the other Party: create or assume any obligation; enter into any agreement; make any representation or warranty; serve or accept legal process on behalf of the other Party; settle any claim by or against the other Party; or bind or otherwise render the other liable in any way.

13.11Governing Law. This Agreement shall be governed by the laws of the state of Delaware, without regard to its choice of law provisions that would require the application of the laws of a different jurisdiction. The Parties hereby irrevocably submit to the jurisdiction of the state and federal courts sitting in the State of Delaware for the adjudication of disputes arising out of or relating to this Agreement.

13.12Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which together shall constitute the same legal instrument.

[Signature page follows]

In Witness Whereof, the Parties have executed this agreement by their duly authorized officers as of the Effective Date.

Savara, Inc.		Grifols S.A.

By:	/s/ Rob Neville	By:	/s/ Lafmin Morgan

Name:	Rob Neville	Name:	Lafmin Morgan

Title:	CEO	Title:	Chief Commercial Officer

[Signature Page to License Agreement]

Exhibit A

Patent List

[Intentionally omitted. The exhibit will be provided to the Securities and Exchange Commission upon request.]

Exhibit B

Development Plan

[***]

AMENDMENT TO LICENSE AND COLLABORATION AGREEMENT

 This AMENDMENT TO LICENSE AND COLLABORATION AGREEMENT (this “Amendment”), dated as of February 18, 2020, by and among Grifols, S.A., a company (sociedad anónima) organized under the laws of Spain having a principal place of business at Avinguda de la Generalitat, 152, Parc empresarial Can Sant Joan, 08174 Sant Cugat del Vallés, Barcelona, Spain (“Grifols”) and Savara Inc., a Delaware corporation, and its affiliates (collectively, “Savara”).

 WHEREAS, Grifols and Savara entered into a License and Collaboration Agreement, dated as of January 7, 2020 (the “License Agreement”); and

  WHEREAS, the parties now desire to make certain modifications to the License Agreement as set forth in this Amendment.

 NOW, THEREFORE, in consideration of the premises and mutual covenants herein and for other good and valuable consideration, the parties hereby agree that the License Agreement shall be, and it hereby is, amended as follows:

1.Upfront Payment. Section 6.2 of the License Agreement is hereby amended and restated in its entirety to read as follows:

“6.2Upfront Payment. In connection with this Agreement, Savara agrees to pay to Grifols upon the commencement of the Term Three Million Two Hundred Forty-Seven Thousand Dollars ($3,247,000), which payment shall be made in accordance with the terms of (i) that certain Escrow Agreement dated February 18, 2020 by and among Savara, Grifols and Citibank, N.A., as escrow agent, and (ii) that certain letter agreement dated February 18, 2020 between Savara and Grifols.”

2.Defined Terms. All capitalized terms not otherwise defined in this Amendment shall have the meanings given to them in the License Agreement.

3.Counterparts. This Amendment may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same instrument.

4.Governing Law. This Amendment shall be governed by the laws of the State of Delaware, without regard for choice-of-law provisions.

5.Miscellaneous. Except as specifically amended by the terms of this Amendment, all other terms and conditions of the License Agreement are and shall remain in full force and effect for all purposes.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.

SAVARA INC.

By:	/s/ David L. Lowrance

Name:	David L. Lowrance

Title:	CFO

GRIFOLS S.A.

By:	/s/ Lafmin Morgan

Name:	Lafmin Morgan

Title:	Chief Commercial Officer

SECOND AMENDMENT TO LICENSE AND COLLABORATION AGREEMENT

 This SECOND AMENDMENT TO LICENSE AND COLLABORATION AGREEMENT (this “Second Amendment”), dated as of March 31, 2020, by and among Grifols, S.A., a company (sociedad anónima) organized under the laws of Spain having a principal place of business at Avinguda de la Generalitat, 152, Parc empresarial Can Sant Joan, 08174 Sant Cugat del Vallés, Barcelona, Spain (“Grifols”) and Savara Inc., a Delaware corporation, and its affiliates (collectively, “Savara”).

WHEREAS, Grifols and Savara entered into a License and Collaboration Agreement, dated as of January 7, 2020 and amended February 18, 2020 (the “License Agreement”); and

WHEREAS, the parties now desire to make certain modifications to the License Agreement as set forth in this Second Amendment.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein and for other good and valuable consideration, the parties hereby agree that the License Agreement shall be, and it hereby is, amended as follows:

1.Force Majeure. Section 13.2 of the License Agreement is hereby amended and restated in its entirety to read as follows:

“13.2Force Majeure. Both Parties shall be excused from the performance of their obligations under this Agreement to the extent that such performance is prevented by force majeure and the nonperforming Party promptly provides notice of the prevention to the other Party. Such excuse shall be continued so long as the condition constituting force majeure continues and the nonperforming Party takes reasonable efforts to remove the condition. For purposes of this Agreement, force majeure shall mean conditions beyond the control of the Parties, including an act of God, war, civil commotion, terrorist act, labor strike or lock-out, epidemic, pandemic, failure or default of public utilities or common carriers, destruction of production facilities or materials by fire, earthquake, storm or like catastrophe, and failure of plant or machinery (provided that such failure could not have been prevented by the exercise of skill, diligence, and prudence that would be reasonably and ordinarily expected from a skilled and experienced person engaged in the same type of undertaking under the same or similar circumstances). If a force majeure persists for more than ninety (90) days, then the Parties shall discuss in good faith the modification of the Parties’ obligations under this Agreement in order to mitigate the delays caused by such force majeure, and if the force majeure prevents Savara from performing its obligations under the Development Plan for a period of more than one hundred and five (105) days, Grifols shall have the right to terminate this Agreement pursuant to Section 11.3(b), provided, however, that Grifols shall not have such right to terminate this Agreement for twelve (12) months due to a force majeure caused by the COVID-19 pandemic, including, without limitation, due to any action or inaction, promulgation, restriction, or change in law by any Governmental Authority in response to the COVID-19 pandemic and delays in the supply chain or interruptions to the labor force and commercial activities substantially necessary for a Party’s timely performance under this Agreement reasonably caused by the COVID-19 pandemic.”

2.Defined Terms. All capitalized terms not otherwise defined in this Second Amendment shall have the meanings given to them in the License Agreement.

3.Counterparts. This Second Amendment may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same instrument.

4.Governing Law. This Second Amendment shall be governed by the laws of the State of Delaware, without regard for choice-of-law provisions.

5.Miscellaneous. Except as specifically amended by the terms of this Second Amendment, all other terms and conditions of the License Agreement are and shall remain in full force and effect for all purposes.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Second Amendment as of the date first above written.

SAVARA INC.

By:	/s/ Rob Nevile

Name:	Rob Neville

Title:	Chief Executive Officer

GRIFOLS S.A.

By:	/s/ Lafmin Morgan

Name:	Lafmin Morgan

Title:	Chief Commercial Officer